

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2011

Howard Millar
Chief Financial Officer
Ryanair Holdings PLC
c/o Ryanair Ltd. Corporate Head Office
Dublin Airport
County Dublin Ireland

> **Re:** **Ryanair Holdings PLC**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed July 20, 2010**
> **File No. 00-29304**

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief